UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 2, 2009**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated July 2, 2009, First Financial Holdings, Inc. announced a conference call on Friday, July 24, 2009 at 2:00 p.m. Eastern Daylight Time to discuss its third quarter fiscal 2009 financial results.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release dated July 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Date: July 2, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. announces conference call on Friday, July 24, 2009 to discuss its third quarter fiscal 2009 financial results.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
and Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
THIRD QUARTER EARNINGS CONFERENCE CALL

Charleston, South Carolina (July 2, 2009) -- First Financial Holdings, Inc. (NASDAQ GSM: FFCH) announced today that the company will host a conference call for institutional investors and bank analysts on Friday, July 24, 2009 at 2:00 p.m. Eastern Daylight Time to discuss its financial results.   The conference call will coincide with the news release announcing fiscal third quarter earnings which will be distributed prior to the market open on Friday, July 24, 2009.

A live webcast of the presentation will be available at www.firstfinancialholdings.com. Additionally, the webcast will be recorded and available until October 30, 2009.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which now operates 64 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender Counties in coastal North Carolina offering banking and trust services.   The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.